Filed by Air France

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended.

Subject Company: KLM Royal Dutch Airlines

Commission File Number: 001-04059

Date: March 31, 2004

Legal Information

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all shareholders of KLM common shares. This document is neither an offer to purchase nor a solicitation of an offer to sell shares of KLM. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission (the “SEC”). KLM shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the prospectus, the Schedule TO and other documents relating to the offer that will be filed by Air France with the SEC because these documents contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by KLM regarding the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France, Investor Relations, 45, rue de Paris, 95747 Roissy CDG Cedex, France. (tel: +33 1 41 56 88 60), or KLM, Amsterdamsweg 55, 1182 GP Amstelveen, The Netherlands. Attention: Investor Relations (tel: +31 20 64 93099). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

The information herein contains, and the Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; failure by Air France and KLM shareholders to approve the planned corporate reorganizations; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY AIR FRANCE AND KLM ON MARCH 31, 2004

PERSBERICHT - PERSBERICHT     -     PERSBERICHT     -     PERSBERICHT     -     PERSBERICHT

COMMUNIQUE DE PRESSE     -     COMMUNIQUE DE PRESSE     -     COMMUNIQUE DE PRESSE

PRESS RELEASE - PRESS RELEASE - PRESS RELEASE - PRESS RELEASE - PRESS RELEASE

EXPECTED TIME OF LAUNCH OF THE EXCHANGE OFFER BY AIR FRANCE FOR ALL KLM’S COMMON SHARES

Paris, France and Amstelveen, The Netherlands – March 31, 2004

Further to their previous press release of 19 March 2004 regarding the combination of Société Air France (“Air France”) and Koninklijke Luchtvaart Maatschappij N.V. (“KLM”), by way of an exchange offer by Air France for all outstanding common shares of KLM (the “Offer”), Air France and KLM together announce the following.

Air France and KLM are currently close to finalizing the elaborate offer and listing documentation. Therefore, the offer is expected to be launched early April 2004.

This press release is published in the French and English languages. The English version of the press release is the only authentic text and shall prevail over the French text in case of any contradiction between the two versions.

Restrictions and Legal Information

The distribution of the Offer and Listing Document, the Prospectus and any separate documentation regarding the Offer and the making of the Offer may, in some jurisdictions, be restricted by law. This Offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of this Offer or the acceptance of the Offer would not be in compliance with the laws of that jurisdiction. Persons who come into possession of the Offer and Listing Document, the Prospectus or any separate documentation regarding the Offer should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. None of Air France, KLM or any of their advisers assume any responsibility for any violation by any person of any of these restrictions. Any KLM shareholder who is in any doubt as to his position should consult an appropriate professional adviser without delay.

The combination of KLM and Air France will be implemented through an exchange offer made by Air France to all holders of KLM Common Shares. This press release is neither an offer to purchase nor a solicitation of an offer to sell KLM Common Shares, Air France shares, Air France warrants, Air France ADSs or Air France ADWs. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form-F4 filed with the SEC. Holders of KLM Common Shares who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the U.S. Prospectus included therein, the Schedule TO and other documents relating to the Offer that are filed by Air France with the SEC because these documents contain important information relating to the Offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that is filed with the SEC by KLM regarding the Offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Air France and KLM with the SEC at the SEC’s website at www.sec.gov. Once such documents are filed with the SEC, you will be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the

KLM Corporate Communications	Air France Corporate Communications
P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, The Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 – Fax: +31 (0) 20 6488092	Tel: +33 (0)1 41 56 56 00 – Fax: +33 (0)1 41 56 84 19
Internet: www.klm.com	Internet: www.airfrance.com/corporate

Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Air France or KLM, details of which are set out above. YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Forward-Looking Statements

This press release contains, and Air France, KLM and their representatives may make, forward-looking statements either orally or in writing, about Air France, KLM and their businesses. These forward-looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and businesses of Air France and KLM and the benefits expected to result from the contemplated transaction, are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France or KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the risk that the conditions relating to the required minimum tender of shares might not be satisfied; inability to obtain, or meet the conditions imposed for, regulatory approvals in a timely manner or at all; the risk that the businesses of Air France and KLM will not be integrated successfully and the expected synergies and cost savings will not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Air France and KLM caution that the foregoing list of important factors is not exhaustive. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in KLM’s Securities and Exchange Commission filings, including KLM’s Annual Report on Form 20-F. Air France and KLM undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

KLM Corporate Communications	Air France Corporate Communications
P.O. Box 7700	45, rue de Paris
1117 ZL Schiphol Airport, The Netherlands	95747 Roissy Cedex, France
Tel: +31 (0) 20 6494545 – Fax: +31 (0) 20 6488092	Tel: +33 (0)1 41 56 56 00 – Fax: +33 (0)1 41 56 84 19
Internet: www.klm.com	Internet: www.airfrance.com/corporate

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